May 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Attn:   Tom Kluck, Legal Branch Chief
            Bryan Hough, Staff Attorney
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: INTL FCStone, Inc.. (the "Company") Registration Statement on Form S-3 Filed March 3, 2016 File No. 333-209912

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. on May 18, 2016, or as soon thereafter as is practicable.
The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours, INTL FCSTONE, INC. By: /s/ Brian Sephton Name: Brian Sephton Title: Chief Legal and Governance Officer